October 23, 2014

VIA EDGAR

Katherine Wray, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	3D Total Solutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 30, 2014

File No. 333-197477

Dear Ms. Wray:

By letter dated October 9, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided 3D Total Solutions, Inc. (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No. 2 to Form S-1, filed on September 30, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

June 30, 2014 and 2013 Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1. Please revise the statement to present net loss per common share data and the weighted average shares outstanding. Refer to Rule 5-03 of Regulation S-X and ASC 260-10-50-1.

Response:

Consolidated Statement of Operations has been revised to present net loss per common share data and the weighted average shares outstanding.

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Exhibit 5.1

2. We note the changes made to the legality opinion in response to prior comment 3. Please have counsel further revise its opinion to clarify, if accurate, that the 3,513,300 shares being offered for resale by the selling shareholders are (rather than “will be”) legally issued, fully paid, and non-assessable. We refer you to Section II.B.1.a of Staff Legal Bulletin No. 19 for guidance.

Response:

Exhibit 5.1 has been revised to clarify that the 3,513,300 shares being offered for resale by the selling shareholders are (rather than “will be”) legally issued, fully paid, and non-assessable.

Further, the Company acknowledges that:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James Endee

James Endee

President

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